Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

United Development Funding IV Announces Pre-Closing Cash Distribution
Prior to Ready Capital Merger Closing

IRVING, Texas, March 13, 2025 (GLOBE NEWSWIRE) — United Development Funding IV (“UDF IV”) announced today that on March 4, 2025, its board of trustees authorized a cash distribution of $2.3785 per share payable on or around March 13, 2025, to shareholders of record at the close of business on March 4, 2025, or approximately $73 million in the aggregate.

This distribution is contemplated by the merger agreement between UDF IV and Ready Capital Corporation (NYSE: RC). Including the approximately $2 million distribution paid by UDF IV to shareholders in December 2024, this distribution brings the total amount distributed to shareholders since the announcement of the merger to the maximum $75 million in distributions permitted by the merger agreement. The merger is expected to close shortly after the payment of the distribution, subject to customary closing conditions.

About United Development Funding IV

United Development Funding IV is a Maryland real estate investment trust. UDF IV was formed primarily to generate current interest income by investing in secured loans and producing profits from investments in residential real estate. Additional information about UDF IV can be found on its website at www.udfiv.com. UDF IV may disseminate important information regarding its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

Additional Information About the Merger

The merger is subject to customary closing conditions. Ready Capital filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus that was declared effective on January 8, 2025. UDF IV called the Special Meeting to approve the proposed merger and distributed the proxy statement/prospectus and other documents to its shareholders in connection with the Special Meeting beginning on or about January 9, 2025. On March 4, 2025, UDF IV’s shareholders approved the proposed merger at the Special Meeting. The proxy statement/prospectus contains important information about the proposed merger and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND THE OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement/prospectus and other relevant documents made available by UDF IV free of charge on www.UDFIVReadyCapMerger.com

Forward-Looking Statements

This release contains statements that constitute forward-looking statements relating to, among other things, the expected timing of completion of the merger. These forward-looking statements are based on UDF IV management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this release, including, among others, the risk that the Ready Capital merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; failure to satisfy the other conditions to completion of the merger; and risks that will affect the market prices of the Ready Capital common stock in the merger. Accordingly, UDF IV shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Investor Relations

1-800-859-9338

investorrelations@umth.com

Media Contact:

Mahmoud Siddig / Lucas Pers / Dylan O’Keefe

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8668